SUB-ITEM 77C: Submission of matters to a vote of security holders

If any matter has been submitted to a vote of security holders, furnish the following information:

(a)

The date of the meeting and whether it was an annual or special meeting;

A special meeting of the shareholders of FMI Focus Fund (the “Focus Fund”) was held on November 25, 2013.

(b)

If the meeting involved the election of directors, state the name of each director elected at the meeting and the names of all other directors now in office;

N.A.

(c)

Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter;

Shareholders of the Focus Fund were asked to consider and vote on a proposal to approve an Agreement and Plan of Reorganization, which provided for: (a) the transfer of all the assets and liabilities of the Focus Fund to the Broadview Opportunity Fund (the “Fund”), in exchange for shares of the Fund; and (b) the distribution of the shares of the Fund pro rata by the Focus Fund to its shareholders in complete liquidation of the Focus Fund

A total of 10,748,778 shares were voted, representing 51.47% of total shares. A total of 10,221,678 shares of the Focus Fund were cast in favor of the Proposal, representing 95.10% of shares voted. A total of 136,593 shares were cast against the proposal, representing 1.27% of shares voted. A total of 390,508 shares abstained, representing 3.63% of shares voted. There were no broker non‐votes..

(d)  Describe the terms of any settlement between the registrant and any other participant (as defined in Rule14a-11 of Regulation  14A  under  the  1934  Act)  terminating  any  solicitation  subject  to  Rule  14a-11,  including  the  cost or anticipated cost to the registrant.

N.A.